IN THE UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF PENNSYLVANIA

ROBERT J. JURMU, individually and on behalf

of all others similarly situated,

Plaintiff,

v.

CDI CORP., WALTER R. GARRISON,

LAWRENCE C. KARLSON, ALBERT E.

SMITH, MICHAEL J. EMMI, RONALD J.

KOZICH, BARTON J. WINOKUR, ANNA M.

SEAL, and JOSEPH L. CARLINI,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL

CLASS ACTION COMPLAINT FOR VIOLATIONS OF

SECTIONS 14(d), 14(e), AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Robert J. Jurmu (“Plaintiff), on behalf of himself and the proposed Class defined herein, brings this class action suit for violations of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934. In support of this Class Action Complaint, Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this action on behalf of himself and the public stockholders of CDI Corp. (“CDI” or the “Company”) against the Company, and CDI’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below, for violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and Sections 14(e), and 20(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the sale of the Company to Nova Intermediate Parent, LLC (“Parent”) and its wholly-owned subsidiary, Nova Merger Sub, Inc. (“Merger Sub”

and together with Parent, “Nova”), which are affiliates of private equity firm AE Industrial Partners, LLC (“AEI”), through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading. Stockholders require this material information to decide whether to tender their shares.

2. On July 31, 2017, the Company announced that it had entered into an agreement and plan of merger (the “Merger Agreement”), by which AEI would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of CDI at a purchase price of $8.25 per share in cash (the “Proposed Transaction”). The Tender Offer is set to expire on September 12, 2017.

3. In connection with the commencement of the Tender Offer, on August 14, 2017. the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information concerning: (i) the nondisclosure agreements entered into with various potential strategic partners; (ii) CDI’s projected financial data relating to the Company for the years 2017 through 2019 that was utilized by CDI’s financial advisor in rendering its financial analyses; (iii) the valuation analyses prepared by CDI’s financial advisor in connection with the rendering of its fairness opinion; and (iv) potential conflicts of interest involving Houlihan Lokey. Without all material information, CDI’s stockholders cannot make an informed decision regarding whether to exchange their shares in the Tender Offer. The failure to adequately disclose such material information constitutes a violation of §§ 14(d)(4), 14(e), and 20(a) of the Exchange Act, as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Tender Offer.

4. For these reasons, and as set forth in detail herein, the Individual Defendants have violated the federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

5. The claims asserted herein arise under §§ 14(d), 14(e), and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. §78aa, as well as pursuant to 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) CDI maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiffs claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8. Plaintiff is, and has been at all relevant times, the owner of shares of CDI common stock.

9. Defendant Walter R. Garrison (“Garrison”) is Chairman of the Board of CDI, a role he has occupied since 1961. In addition to his role as Chairman of the Board, Garrison serves as member of the Executive Committee.

10. Defendant Albert E. Smith (“Smith”) has been a director of CDI since 2008 and has served as Lead Director since February 2014. Smith is a member of both the Company’s Compensation Committee and the Company’s Finance Committee.

11. Defendant Lawrence C. Karlson (“Karlson”) has been a director of CDI since 1989. Karlson serves as Chairman of the Company’s Audit Committee and as a member of the Company’s Finance Committee.

12. Defendant Michael J. Emmi (“Emmi”) has been a director of CDI since 1999. Emmi serves as Chairman of the Company’s Compensation Committee and as a member of Governance and Nominating Committee

13. Defendant Ronald J. Kozich (“Kozich”) has been a director of CDI since 2003. Kozich serves as a member of the Company’s Audit Committee, the Company’s Compensation Committee, and the Company’s Governance and Nominating Committee.

14. Defendant Barton J. Winokur (“Winokur”) has been a director of CDI since 1968. Winokur serves as Chairman of the Company’s Finance Committee and as a member of the Company’s Executive Committee.

15. Defendant Anna M. Seal (“Seal”) has been a director of CDI since 2010. Seal currently serves as Chairwoman of the Company’s Governance and Nominating Committee and as a member of the Company’s Audit Committee.

16. Defendant Joseph L. Carlini (“Carlini”) has been a director of CDI since May 2014. Carlini currently serves as a member of the Company’s Audit Committee and as a member of the Company’s Finance Committee.

17. Defendants Garrison, Smith, Karlson, Emmi, Kozich, Winokur, Seal, and Carlini are collectively referred to as “Individual Defendants” and/or the “Board.”

18. Defendant CDI, a Pennsylvania corporation, provides engineering and technology solutions, as well as recruitment and staffing services to leading companies with operations around the world. For more than 60 years, the Company’s solutions and technical and professional staffing services have allowed its clients to improve productivity, performance, and profitability and maximize their growth potential. CDI is a global leader in talent acquisition, managed program staffing and recruitment process outsourcing, and the Company offers a full range of engineering design services across a variety of industries, including energy, chemicals, aerospace & industrial equipment, infrastructure, and government defense services. The Company, maintains its principal executive offices at 1735 Market Street, Suite 200 Philadelphia, PA 19103. CDI’s common stock is traded on the New York Stock Exchange under the ticker symbol “CDI.”

19. The Individual Defendants and CDI are referred to collectively herein as “Defendants.”

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action individually and as a class action on behalf of all holders of CDI’s stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with, any Defendant, including the immediate family members of the Individual Defendant.

21. This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

22. The Class is so numerous that joinder of all members is impracticable. According to the Recommendation Statement, as of the close of business on August 11, 2017, there were (i) 18,793,206 shares issued and outstanding. These shares are held by thousands of beneficial holders who are geographically dispersed across the country.

23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	whether Defendants have violated Sections 14 and 20 of the Exchange Act in connection with the Proposed Transaction; and

b.	whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

24. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

25. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for Defendants.

27. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

29. Accordingly, Plaintiff seeks injunctive and other equitable relief on behalf of himself and the Class to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

30. CDI is a multinational company providing engineering, information technology and staffing services to clients in a range of industries including energy, chemical, aerospace, defense, transportation, and financial services, in an effort to create extraordinary outcomes for its clients by delivering solutions based on skilled technical and professional talent. CDI’s business is comprised of four segments: Enterprise Talent, Specialty Talent and Technology Solutions, Engineering Solutions and Management Recruiters International (MRI). The Company provides to clients engineering and information technology solutions encompassing managed, project and talent services. CDI’s clients are in multiple industries, including energy, chemicals, infrastructure, aerospace, industrial equipment, technology, as well as municipal and state governments, and the United States Department of Defense. CDI has offices and delivery centers in the U.S. and Canada. In addition, CDI provides recruiting and staffing services through its global MRINetwork® of franchisees.

31. Enterprise Talent provides staff augmentation, placement and other staffing-related services to support its clients’ access to professional engineering and technology personnel on a temporary or permanent basis. Specialty Talent and Technology Solutions provides clients with specialized technology talent, staff augmentation and solutions including project assessment execution and management services, and outsourced managed services. Engineering Solutions provides engineering and architectural design, as well as deliverable work products and services performed at a CDI facility or at a client’s facility under the supervision of CDI personnel. MRI is a global franchisor that provides the use of its trademarks, business systems and training and support services to its franchisees who engage in the search and recruitment of executive, technical, professional and managerial personnel for employment by their clients.

The Merger Process

32. In September of 2016, following the departure of CDI’s Chief Executive Officer, the Board initiated an assessment of the Company’s long-term future, including whether a sale transaction or other strategic alternatives would be in the best interests of the Company and its shareholders.

33. From October 2016 to December 2016, the Board worked closely with the Company’s legal counsel, Dechert LLP (“Dechert”), to identify potential financial advisors capable of assisting the company with a possible sale process.

34. On January 12, 2017, following meetings with three potential financial advisors, including Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), the Board determined that the exploration of a sale of the Company might be in the best interests of the Company and its shareholders and established a transaction committee (the “Transaction Committee”) consisting of Defendants Carlini, Emmi, Karlson, and Winokur to manage the prospective sale process.

35. On February 7, 2017, the Transaction Committee retained Houlihan Lokey as the Company’s financial advisor. Shortly thereafter, during a February 21, 2017 Board meeting, Houlihan Lokey was directed to reach out to a select group of seven potential bidders on a confidential basis to gauge their interest in participating in a sale process for the Company. To assist in this process, Dechert prepared a draft nondisclosure agreement (“NDA”) that prospective buyers would be required to sign. The NDA, among other things and subject to certain exceptions, required potential bidders to agree to preserve the confidentiality of any information about the Company received during the Process, to not solicit the Company’s management or employees for two years after the date the bidder signed the NDA, and to not make any proposal regarding a potential acquisition of the Company, other than a confidential proposal made to the Board (the “standstill provision”), for eighteen months after the date the bidder signed the NDA. Although the exact terms of the NDA were separately negotiated with each prospective buyer and the Recommendation Statement discloses that the duration of the above referenced provisions differed from what was presented in the initial draft, details regarding the duration of these provisions as applied to prospective buyers are largely absent from the Recommendation Statement.

36. On February 24, 2017, the Company entered into its first NDA in connection with the Process with a potential strategic buyer (“Party A”). Three days later, on February 27, 2017, the Company entered into an NDA with Belcan, LLC (“Belcan”), a portfolio company of AEI. On March 1, 2017, the Company entered into an NDA with another potential strategic buyer (“Party B”), and two days later, the Company entered into an NDA with another potential strategic buyer (“Party C”).

37. On March 8, 2017, these four prospective buyers, as well as an unidentified fifth entity were invited to submit non-binding proposals for the acquisition of the Company by March 15, 2017.

38. On March 9, 2017, AEI informed Houlihan Lokey that Belcan would not proceed with the Process. However, AEI’s apparent reluctance was not shared by the other potential buyers. On March 15, 2017, Party A submitted a non-binding indication that it was interested in purchasing the Company Company’s outstanding shares at a per share price of between and, the following day, Party B submitted an indication that it was interested in purchasing the Company’s outstanding shares at a proposed price of $9.00 per share. Additionally, Party C contacted Houlihan Lokey and confirmed its interest in acquiring the Company at the $8.75 per share price. Party C never submitted an indication of interest, and on April 9, 2017, Party C informed CDI that it would not be pursuing a transaction involving the Company.

39. On March 20, 2017, the Company issued a press release publicly disclosing the on-going sale process. This public announcement resulted in Houlihan Lokey receiving inbound inquiries from nine additional prospective buyers. Furthermore, following authorization from the Board, Houlihan Lokey proceeded to contact an additional thirty-nine prospective buyers. Of these additional thirty-nine prospective buyers, twenty-one potential bidders would go on to enter into NDAs with the Company, and seven of those potential bidders would go on to submit indications of interest in acquiring the Company.

40. In light of the increased interest from potential bidders, the Transaction Committee instructed Houlihan Lokey to circulate a process letter to the parties who were initially contacted by Houlihan Lokey prior to the March 20, 2017 public announcement of the sale process and who continued to express interest in a potential transaction with the Company. The process letter requested that interested bidders submit an offer by April 14, 2017, and to include a markup of a draft merger agreement prepared by Dechert.

41. On April 11, 2017, a potential strategic buyer (“Party D”) that was not one of the parties contacted by Houlihan Lokey submitted an unsolicited indication contemplating an acquisition of CDI at a proposed price of $8.58 per share. Party D signed an NDA with the Company three days later on April 13, 2017. Also on April 13, 2017, CDI received an indication of interest from another potential strategic buyer (“Party E”), that contemplated purchasing the Company’s outstanding shares at a per share price of between $9.00 and $10.00. However, Party E’s interest in a potential transaction was short lived and, on April 21, 2017, Party E communicated to Houlihan Lokey that had elected not to pursue a transaction involving the Company.

42. On April 14, 2017, the date of the final offer deadline, Party A submitted a bid for $8.85 per share and an initial markup of the merger agreement. Party A’s submission, which was the only bid that included a markup of the agreement, was reviewed by the Transaction Committee during an April 17, 2017 meeting. In addition to Party A’s submission, the Transaction committee also reviewed the indications of interest from Party D. Although Party B did submit a bid for $9.00 per share, Party B’s offer was submitted after the meeting on April 17, 2017, and was not reviewed by the Transaction Committee that day.

43. On April 26, 2017, AEI chose to jump back into the bidding process and informed Houlihan Lokey that it had decided to participate independently of Belcan and to make a bid for the Company under which the Company would remain a separate portfolio company of AEI. That same day, AEI submitted an indication of interest at $9.00 per share. AEI later executed an NDA with the Company on May 12, 2017.

44. AEI’s legal counsel, Kirkland and Ellis LLP (“Kirkland”), sent Dechert AEI’s initial markup of the merger agreement on June 1, 2017, and from June 1, 2017 to June 19, 2017, AEI and the Company had discussions regarding the initial markup of the merger agreement and the contemplated transaction. During this same time-period the Company received a revised written bid at a price of $7.50 per share from Party A.

45. AEI and Party A engaged in negotiations and due diligence with the Company throughout the month of June and the first half of July. On July 14, 2017, AEI raised its bid to $8.25 per share. The following day, Party A informed the Company that it had decided not to pursue a transaction involving the Company, citing financing challenges and concern regarding the Company’s unaudited second quarter financial results.

46. Following Party A’s withdrawal from the bidding process, the number of potential bidders had shrunk significantly. Party A, Party C, and Party E had all elected to withdraw from the process, and the Transaction Committee had serious doubts that Party B, Party D, and Party F were still likely to be serious bidders for the Company. Accordingly, the Transaction Committee, with the assistance of Houlihan Lokey and Dechert, determined to continue to focus on the bid from AEI.

47. Shortly thereafter, the Board met on July 18, 2017 to review the status of the bidding process and the on-going negotiations with AEI. Following this review, the Board authorized the Company to enter into an exclusivity agreement with AEI under which the Company agreed not to communicate with or solicit bids from other potential buyers until 11:59 p.m. on July 25, 2017.

48. Between July 19 and July 26, AEI and the Company continued to negotiate the terms of the merger. On July 27, 2017, Dechert sent Kirkland revised drafts of the merger agreement, disclosure schedules, and equity commitment letter. That morning, the Transaction Committee met and determined that it was in the best interest of the Company and its shareholders to continue negotiating terms with AEI.

49. On July 28, 2017, the Board met to discuss the status of negotiations with AEI and, following an update from the Transaction Committee, instructed its legal and financial advisors to continue pursuing a transaction with AEI and to coordinate with senior executives of the Company, AEI, and Kirkland in order to finalize all necessary documents for a July 31, 2017 signing. However, just as CDI and AEI moved toward the finish line, an unexpected offer jumped into the race. That same day, Party D contacted Houlihan Lokey to inform the financial advisor that Party D wished to submit a revised offer for the Company at an aggregate purchase price of $ 160 million and that it might make a joint bid with another potential strategic buyer (“Party G”) that had signed an NDA with the Company on April 14, 2017 but that had never submitted an indication of interest.

50. On the morning of July 30, 2017, Party D made a proposal to purchase the Company’s shares at a purchase price of $8.50 per share based on a total equity value of $160 million and subject to a potential reduction of $0.25 to $0.50 per share based on future changes in the Company’s current assets and liabilities. Party D’s offer constituted a more attractive offer than AEI was currently proposing, and at the direction of the Transaction Committee, Dechert prepared a draft merger agreement for Party D pursuant to which Party D and Party G would be jointly and severally obligated to acquire the Company on a firm commitment at a per share price of $8.50 and informed Party D that the merger agreement would need to be executed by the next day (July 31, 2017) and delivered to the Company if Party D wished to have its proposal considered by the Board.

51. Later that same day, the Board met to discuss the advantages and disadvantages of both AEI’s offer and whether it was in the Company and its shareholders best interests to wait to determine if Party D’s proposal would produce a more attractive transaction. The Board noted that Party D’s proposal was potentially at a slightly higher price, but that there were drawbacks to delaying a transaction with AEI as there would be a substantial risk that AEI would abandon its pursuit of an acquisition of the Company, in which case the Company would be left vulnerable if an attractive transaction with Party D failed to materialize. Accordingly the Board concluded that it was in the best interest of the Company and its shareholders to proceed with the transaction with AEI.

52. The following day, on July 31, 2017, the Board met to further consider the proposed transactions, with senior executives of the Company and the Company’s legal and financial advisors. The Board reviewed the proposed final draft of the merger agreement as well as the fairness opinion prepared and provided by Houlihan Lokey. The Board unanimously approved the merger, and the Company and AEI executed the Merger Agreement and other transaction documents that same day.

53. Later that morning, CDI and AEI issued a press release announcing the combination. However, that afternoon, following the public announcement of the merger, Party D contacted Houlihan Lokey to state that Party D and Party G would be willing to sign the merger agreement on August 2, 2017, subject to board and investor approval from Party G.

The Merger Announcement

54. In a press release dated July 31, 2017, CDI announced that it had entered into a Merger Agreement with AEI pursuant to which AEI would commence a tender off to acquire all of the outstanding shares of CDI common stock for $8.25 per share in cash.

55. The press release states in pertinent part:

Philadelphia (July 31, 2017) - CDI Corp. (NYSE: CDI) (“CDI”, or the “Company”), a leading provider of engineering, information technology, and staffing solutions, today announced that it has entered into a definitive agreement to be acquired by affiliates of AE Industrial Partners, LLC (“AEI”), a private equity investor specializing in aerospace, power generation, and specialty industrial companies. Pursuant to the agreement, AEI will acquire all of the outstanding shares of the Company’s common stock for $8.25 per share in an all-cash tender offer and follow-on merger. The agreement was unanimously approved by the Company’s Board of Directors following a review of strategic alternatives that the Company announced in March 2017. In addition, shareholders representing 26% of shares outstanding have entered into tender and support agreements.

“After a review of strategic alternatives by our Board of Directors, we are pleased to reach this agreement with AEI, which provides our shareholders with immediate liquidity and substantial certainty of value. We further believe that this transaction presents a winning proposition for all of our stakeholders,” said Michael S. Castleman, President, Interim CEO and Chief Financial Officer of CDI. “AEI has a proven track record of partnering with company management, is a strategic-minded and growth-oriented investor that has substantial experience in many of our core end markets, and has a strong understanding of the Company’s capabilities and business model. With AEI’s longer-term commitment, strategic vision, deep capital base, and relevant investing and operating experience, we believe that CDI will strengthen its market position and its delivery of value-added engineering, IT and staffing solutions.”

“We are excited to partner with CDI’s exceptional leadership team and market-leading brand,” said Michael Greene, Managing Partner of AEI. “We believe that the Company’s capabilities and reputation, combined with AEI’s deep operating expertise in engineering, IT solutions, and human capital management, will allow the Company to expand and strengthen its relationships and its value proposition to key customers. We look forward to working with the Company and accelerating the growth of the business.”

Under the terms of the agreement, AEI will commence a tender offer to purchase any and all of the outstanding shares of CDI’s common stock for $8.25 per share in cash. The purchase price represents a 33% premium to the closing price of $6.20 on July 28th and a 36% premium to the average closing price for the last 30 trading days of $6.06. Upon completion of the transaction, CDI will become a privately held company.

The transaction, which is expected to close in the third quarter of 2017, is conditioned upon, among other things, satisfaction of a minimum tender condition, regulatory filings, and other customary closing conditions. There are no financing conditions associated with the proposed agreement.

The Recommendation Statement Misleads Stockholders By Omiting Material Information

56. On August 14, 2017, CDI filed the Recommendation Statement with the SEC in support of the Tender Offer commenced by AEI that same day. As alleged below and elsewhere herein, the Recommendation Statement contains material misrepresentations and omissions of fact that must be cured to allow CDI’s stockholders to render an informed decision with respect to the Tender Offer.

57. As discussed below, the Recommendation Statements omits material information regarding; (i) the nondisclosure agreements entered into with various potential strategic partners; (ii) CDI’s projected financial data relating to the Company for the years 2017 through 2019 that was utilized by Houlihan Lokey in its financial analyses; (iii) the valuation analyses prepared by CDI’s financial advisor in connection with the rendering of its fairness opinion; and (iv) potential conflicts of interest involving Houlihan Lokey.

58. This material information directly impacts the Company’s expected future value as a standalone entity, and its omission renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to CDI’s stockholders. Accordingly, CDI stockholders are being asked to vote for the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning Nondisclosure Agreements

59. With regard to the omission of material information relating to the sale process leading up to the Proposed Transaction, the Recommendation Statement states that the Company entered into a nondisclosure agreements with nearly thirty strategic partners to facilitate the discussion of various potential strategic opportunities.

60. Details regarding the nature of the nondisclosure agreements, however, are worryingly absent from the Recommendation Statement. Specifically, the Recommendation Statement fails to disclose whether the standstill provisions in these agreements terminated upon announcement of the Proposed Trasnaction, or are still in effect and/or contain “don’t-ask-don’t- waive” provisions that are presently precluding these industry participants from making a topping bid for the Company. Instead, the Recommendation Statement simply provides that:

The NDA, among other things and subject to certain exceptions, required potential bidders to agree to preserve the confidentiality of any information about the Company received during the Process, to not solicit the Company’s management or employees for two years after the date the bidder signed the NDA, and to not make any proposal regarding a potential acquisition of the Company, other than a confidential proposal made to the Board (a so-called “standstill” provision), for eighteen months after the date the bidder signed the NDA. Each participant in the Process was required to sign an NDA, though the exact terms of the NDA were separately negotiated with each prospective buyer and differed from what was presented in the initial draft, particularly with regards to the duration of the non-solicitation provision.

61. Accordingly, without further information regarding the nature of these agreements, the Company’s stockholders are being misled into assuming that these other industry participants, which were actively interested in acquiring the Company, could make an offer to acquire the Company if they so choose - when they may be contractually precluded from doing so. This is particularly troubling, in light of the disclosures pertaining to Party D. The Recommendation statement notes that “[o]n the afternoon of July 31, 2017, after public announcement of the Transactions, Party D contacted Houlihan Lokey to state that Party D and Party G would be willing to sign the merger agreement on August 2, 2017, subject to board and investor approval from Party G.” The Solicitation Statement fails to disclose the result of these conversations with AEI, and whether the Board engaged in further conversations with Party D. Accordingly the Recommendation Statement must disclose whether any of the NDA’s contain a “don’t ask, don’t waive” standstill provision that is preventing any of the counterparties, including Party D, from requesting a waiver of standstill provisions to submit a topping bid to acquire the Company.

62. The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Background of the Merger”; and (ii) “Reasons for Recommendation.”

Material Omissions Concerning CDI’s Financial Projections

63. The Recommendation Statement fails to disclose material information concerning the financial projections for the Company that were relied upon by the Board and the Company’s financial advisor in recommending the Proposed Transaction to CDI stockholders.

64. Here, the Recommendation Statement fails to provide values for unlevered free cash flow, net operating loss tax carry forwards, and other information provided by Company management to Houlihan Lokey that was in turn used in the preparation of Houlihan Lokey fairness opinion. Also missing are values for Adjusted EBITDA, which Houlihan Lokey reviewed and utilized for purposes of its analysis. Instead, the financial projections provide EBITDA, a non-GAAP accounting metrics, for projected financial information over the years 2017-2019, and describes how it was calculated. However, the Recommendation Statement fails to disclose the line item projections for the calculations, including interest, taxes, depreciation and amortization, or otherwise attempt to reconcile this non-GAAP projection to the most comparable GAAP measure.

65. Providing this non-GAAP metric without disclosing the line item metrics used to calculate it, or otherwise reconciling the non-GAAP projection to its corresponding GAAP measure, renders the provided disclosure materially incomplete and misleading. Non-GAAP measures have no universally understood definition and vary widely between companies depending on the needs of management in promoting their own effect on Company performance. Rather than disclose the information necessary to reconcile these measures, Defendants chose to omit this information.

66. Consequently, the Recommendation Statement provides CDI stockholders with financial projections that make it extremely difficult for stockholders to assess the fairness of the Proposed Transaction. This is particularly problematic for CDI stockholders. Because of the non-standardized and potentially manipulative nature of non-GAAP measures, the SEC requires the disclosure of certain information in solicitation materials. Thus, when a company discloses information in a Recommendation Statement that includes non-GAAP financial measures, as is the case here, the Company must also disclose comparable GAAP measures and a quantitative reconciliation of forward-looking information. 17 C.F.R. § 244.100. Item 10(e)(l)(i)(B) of SEC Regulation S-K further states that, with regard to forward-looking information such as financial projections, any reconciling metrics that are available without unreasonable efforts must be disclosed. 17 C.F.R. 229.10(e)(l)(i)(B). Consequently, without disclosure of these reconciling metrics, the Recommendation Statement violates SEC regulations and materially misleads CDI stockholders.

67. The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Opinion of the Company’s Financial Advisor”; (ii) “Certain Forecasts”; and (iii) “Background of the Merger Agreement; Reasons for the Recommendation.”

Material Omissions Concerning Houlihan Lokey’s Financial Analyses

68. The Recommendation Statement describes Houlihan Lokey’s fairness opinion and the various valuation analyses it performed in support of their opinions. However, the description of Houlihan Lokey’s fairness opinion and the underlying analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CDI public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on either Houlihan Lokey’s fairness opinion in determining whether to vote in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to CDI stockholders.

69. Specifically, the Recommendation Statement fails to disclose various material elements of the financial analyses performed by Houlihan Lokey. Specifically, Houlihan Lokey performed a Discounted Cash Flow Analysis, which was presented to the Board. With regard to Houlihan Lokey’s analysis, the Recommendation Statement fails to disclose: (i) the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Company’s financial projection; (ii) the constituent line items Houlihan Lokey used in calculating projected unlevered, after-tax free cash flows; (iii) the estimated terminal value of the Company as calculated by Houlihan Lokey; (iv) the inputs and assumptions underlying the discount rate range selected by the Houlihan Lokey; and and (iv) the value of the Company’s estimated net operating loss tax carry-forwards and/or other tax attributes, as well as the tax savings attributable to those tax attributes.

70. Additionally, Houlihan Lokey performed a Selected Public Companies Analysis, which was presented to the Board, yet the Recommendation Statement does not provide the results of any additional financial studies, analyses, or inquiries performed by Houlihan Lokey. For example, Houlihan Lokey did not perform a Selected Precedent Transaction Analysis, which might have provided CDI stockholders with a clearer picture of CDI’s value by comparing the $8.25 consideration offered by AEI to other similar transactions. The Recommendation Statement fails to disclose any details pertaining to why the financial advisor believed that additional valuation analyses were unnecessary in analyzing the fairness of the transaction.

71. When a bankers’ endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Furthermore, the disclosure of projected financial information provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. This information is therefore material, and must be disclosed if CDI stockholders are to make a fully informed decision.

72. Without such undisclosed information, CDI stockholders cannot evaluate for themselves whether the financial analyses performed by Houlihan Lokey was based on reliable inputs and assumptions or whether they were prepared with an eye toward ensuring that a positive fairness opinion could be rendered in connection with the Proposed Transaction. In other words, full disclosure of the omissions identified above is required in order to ensure that stockholders can fully evaluate the extent to which Houlihan Lokey’s opinion and analyses should factor into their decision whether to vote in favor of or against the Proposed Transaction.

73. The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Opinion of the Company’s Financial Advisor”; (ii) “Certain Forecasts”; and (iii) “Background of the Merger Agreement; Reasons for the Recommendation.”

Material Omissions Concerning Houlihan Lokey’s Potential Conflicts of Interest

74. Furthermore, the Recommendation Statement fails to disclose material information concerning the potential conflicts of interest faced by Houlihan Lokey in acting as the Company’s financial advisor.

75. Specifically, the Recommendation Statement discloses the fee payable to Houlihan Lokey by CDI as a result of the Proposed Transaction, however, the compensation paid to Houlihan Lokey by both CDI and AEI over the past two years as well, as the precise nature of the services provided, is absent from the Recommendation Statement.

76. Full disclosure of investment banker compensation and all potential conflicts is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. However, here the Recommendation Statement simply notes that:

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Transactions or certain of their respective affiliates in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by AEI, other participants in the Transactions or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with AEI, other participants in the Transactions or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Transactions or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

77. This generalized description of the work that Houlihan Lokey may have in the past provided, may currently be provided, or may in the future provide to participants in the this Transaction is at best vague, and at worst, misleading. As noted preciously, full disclosure of an investment banker’s potential conflicts is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. Accordingly, the omission of any information specifically noting whether such conflicts of interests currently exist renders the statements made concerning the bankers’ fairness opinions misleading.

78. The omission of this information renders the certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Opinion of the Company’s Financial Advisor”; (ii) “Certain Forecasts”; and (iii) “Background of the Merger Agreement; Reasons for the Recommendation.”

Material Omissions Concerning Insider’s Potential Conflicts of Interest

79. Finally, the Recommendation Statement fails to disclose material information concerning the potential conflicts of interest faced by CDI management and the Board.

80. The Recommendation Statement states that Defendant Winokur is a senior partner in Dechert, and that Dechert served as counsel to the Company with respect to the Merger Agreement, the Offer, and the Merger and will receive fees for such representation. However, the Recommendation Statement fails to information regarding the circumstances leading to the engagement of Dechert in connection with the Proposed Transaction, whether the Board considered any potential conflicts of interest relating to Dechert’s engagement, and the amount of compensation Dechert has earned, or is expected to earn, in connection with the Proposed Transaction. The Solicitation Statement also must disclose whether Winokur participated in providing the Board with legal advice on behalf Dechert in connection with the Proposed Transaction.

81. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

82. The omission of this information renders certain portions of the Registration Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Arrangements with Current Executive Officers and Directors of the Company;” and (ii) “Background of the Merger Agreement; Reasons for the Recommendation.”

83. Based on the foregoing, CDI public shareholders lack critical information necessary to evaluate whether the Proposed Transaction truly maximizes shareholder value and serves their interests. Moreover, without the key financial information and related disclosures, CDI public shareholders cannot gauge the accuracy and reliability of the financial analyses performed by Houlihan Lokey, and whether they can reasonably rely on their respective fairness opinions.

84. Accordingly, Plaintiff seeks, among other things, the following relief: (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ misconduct.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

85. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

86. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading...” 15 U.S.C. § 78n(e).

87. As discussed above, CDI filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

88. Defendants are violating § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

89. The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

90. In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

91. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

92. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

93. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Claims Against All Defendants for Violations of § 14(d)(4) of the

Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

94. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

95. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

96. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

97. The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

98. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

99. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

100. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

101. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

102. The Individual Defendants acted as controlling persons of CDI within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of CDI and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

103. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

104. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

105. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

106. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) declaring that the Recommendation Statement is materially false or misleading;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: August 23, 2017	RM LAW, P.C.

Richard A. Maniskas (PA Bar No. 85942)
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312
(484) 324-6800

LEVI & KORSINSKY LLP

Donald J. Enright (to be admitted pro hac vice)

Elizabeth K. Tripodi (to be admitted pro hac vice)

1101 30th Street, N.W., Suite 115

Washington, D.C. 20007

Telephone: (202) 524-4290

Facsimile: (202) 333-2121

Email: denright@zlk.com

etripodi@zlk.com

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAWS

I, Robert J. Jurmu, declare as to the claims asserted under the federal securities laws, as follows:

1. I have reviewed the Complaint and authorized its filing.

2. I did not purchase the securities that are the subject of this Complaint at the direction of Plaintiffs’ counsel or in order to participate in this litigation.

3. I am willing to serve as a representative party on behalf of the Class, including providing testimony at deposition and trial, if necessary.

4. I currently hold shares of CDI Corp. My purchase history is as follows:

Purchase Date	Stock Symbol	Shares Transacted	Price Per Share
9/22/15	CDI	1303	9.00
9/23/15	CDI	2960	8.96

5. During the three years prior to the date of this Certification, I have not participated nor have I sought to participate, as a representative in any class action suit in the United States District Courts under the federal securities laws.

6. I have not received, been promised or offered, and will not accept, any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this class action, except for: (i) such damages or other relief as the Court may award to me as my pro rata share of any recovery or judgment; (ii) such reasonable fees, costs or other payments as the Court expressly approves to be paid to or on behalf of me; or (iii) reimbursement, paid by my attorneys, of actual or reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

I declare, under penalty of perjury, that the foregoing is true and correct. Executed this August 21, 2017, at Esko, Minnesota.

    Name: Robert J. Jurmu

Signed: